FILER:

      COMPANY DATA:
         COMPANY CONFORMED NAME:          ALLIANT ENERGY CORPORATE SERVICES, INC
         CENTRAL INDEX KEY:
         STANDARD INDUSTRIAL CLASSIFICATION:
         IRS NUMBER:
         STATE OF INCORPORATION:
         FISCAL YEAR END:

      FILING VALUES:
         FORM TYPE:                       U-6B-2
         SEC ACT:
         SEC FILE NUMBER:
         FILM NUMBER:

      BUSINESS ADDRESS:
         STREET 1:                        222 WEST WASHINGTON AVENUE
         CITY:                            MADISON
         STATE:                           WI
         ZIP:                             53703
         BUSINESS PHONE:                  608-252-3311

      MAIL ADDRESS:
            STREET 1:                     P.O. BOX 192
            CITY:                         MADISON
            STATE:                        WI
            ZIP:                          53701-0192







                         SECURITIES AND EXCHANGE COMMISSION
                              Washington D. C. 20549

                                    FORM U-6B-2

                            Certificate of Notification

                      ALLIANT ENERGY CORPORATE SERVICES, INC.
               (Formerly known as "Alliant Services Company, Inc.")
     This  certificate  is filed by  Alliant  Energy  Corporate  Services,  Inc.
("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company
("Entra"), Heartland Energy Group, Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), Williams Bulk Transfer, and WPLH Commodities Trading LLC ("Trading").

     This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 2000 through March 31, 2000, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.      Issue, renewal or guaranty - New Issues

3.      Principal amount - See Schedule 1

4.      Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 2000 through March 31, 2000

6.      If renewal of security, give date of original issue - Not Applicable


7. Date of maturity of each security - various ranging from 1 day to 57 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.      Collateral given with each security:  None

10.     Consideration received for each security:  See Schedule 1

11.     Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
        a.  the provisions contained in the first sentence of 6(b),  :
        b.  the provisions contained in the fourth sentence of 6(b),  :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.     Not Applicable

14.     Not Applicable

15      Exempt from provisions of 6(a) under Rule 52.






                                    ALLIANT ENERGY CORPORATE SERVICES, INC.

 Date:  May 1, 2000         By:  -------------------------------------------
                                 Edward M. Gleason, VP - Treasurer


                                    Form U-6B-2
                                    Schedule 1

                      ALLIANT ENERGY CORPORATE SERVICES, INC.

                PERIOD FROM JANUARY 1, 2000 THROUGH MARCH 31, 2000

     1. During the period from January 1, 2000 through  March 31, 2000,  Alliant
Energy   Resources,   Inc.  issued   commercial  paper  to  fund  borrowings  of
participants from the Non-Utility Money Pool as follows:

                       January        February       March          Quarter
Beginning Balance  $ 138,848,000   $ 480,150,000  $  75,800,000   $ 138,848,000
CP Issued          $ 426,000,000   $  45,000,000  $ 168,500,000   $ 639,500,000
CP Matured         $  84,698,000   $ 449,350,000  $ 110,300,000   $ 644,348,000
Ending Balance     $ 480,150,000   $  75,800,000  $ 134,000,000   $ 134,000,000

2.    The weighted average interest rate for the period was as follows:

                        January         5.696%
                        February        5.767%
                        March           5.745%
                        Quarter         5.736%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:


                                  Beginning        Borrowing/         Ending
Participant           Month       Balance          (Repayment)       Balance
------------------------------------------------------------------------------------------------------------------------------------

Alliant Energy        January     2,504,168.79     836,007.68      1,668,161.11
Industrial Services   February    1,668,161.11     380,014.37      1,288,146.74
                      March       1,288,146.74     177,321.22      1,110,825.52

Alliant Energy        January   178,547,238.79  (4,693,643.29)   183,240,882.08
International Inc,.   February  183,240,882.08  (1,542,836.07)   184,783,718.15
                      March     184,783,718.15  (2,668,694.91)   187,452,413.06


Alliant Energy        January       910,409.26      (5,487.74)       915,897.00
Investco, Inc.        February      915,897.00      (5,164.64)       921,061.64
                      March         921,061.64      (5,948.52)       927,010.16

Alliant Energy        January    25,604,256.76    (167,512.62)    25,771,769.38
Investments, Inc.     February   25,771,769.38    (473,620.74)    26,245,390.12
                      March      26,245,390.12  (1,291,310.61)    27,536,700.73

Alliant Energy        January     8,948,067.40     (50,506.50)     8,998,573.90
Transporation, Inc.   February    8,998,573.90     (54,178.22)     9,052,752.12
                      March       9,052,752.12     (58,466.19)     9,111,218.31

Capital Square        January    (3,990,371.21)     14,633.76     (4,005,004.97)
Financial Corp.       February   (4,005,004.97)   (152,484.31)    (3,852,520.66)
                      March      (3,852,520.66)    403,550.17     (4,256,070.83)

Cedar Rapids &        January             0.00     657,688.91       (657,688.91)
Iowa City Railway     February     (657,688.91)    153,525.12       (811,214.03)
                      March        (811,214.03)     93,279.89       (904,493.92)


Heartland Energy      January    (1,644,231.88)   2,845,445.90    (4,489,677.78)
Group                 February   (4,489,677.78)     238,547.13    (4,728,224.91)
                      March      (4,728,224.91)  (1,603,329.95)   (3,124,894.96)


Heartland             January    (3,400,119.66)    (409,897.36)   (2,990,222.30)
Properties, Inc.      February   (2,990,222.30)   9,965,632.10   (12,955,854.40)
                      March     (12,955,854.40)    (781,293.13)  (12,174,561.27)

HES                   January     1,615,651.66      (10,472.57)    1,626,124.23
                      February    1,626,124.23      (11,212.14)    1,637,336.37
                      March       1,637,336.37      (10,638.68)    1,647,975.05

IEA Delaware          January     6,430,455.01   (4,057,656.98)   10,488,111.99
                      February   10,488,111.99     (431,237.07)   10,919,349.06
                      March      10,919,349.06      480,466.04    10,438,883.02

IEA-HES, LLC          January             0.00            0.00             0.00
                      February            0.00            0.00             0.00
                      March               0.00            0.00             0.00

IEI Barge             January      (646,582.30)     (68,051.53)     (578,530.77)
Services, Inc.        February     (578,530.77)     138,059.57      (716,590.34)
                      March        (716,590.34)     252,666.13      (969,256.47)

Industrial Energy     January    38,027,819.33     (424,960.86)   38,452,780.19
Applications, Inc.    February   38,452,780.19      243,401.95    38,209,378.24
                      March      38,209,378.24     (277,053.55)   38,486,431.79

Iowa Land & Building  January     6,089,626.16      241,416.85     5,848,209.31
Company               February    5,848,209.31       38,690.31     5,809,519.00
                      March       5,809,519.00      (10,422.75)    5,819,941.75

Prairie Ridge         January            97.53          (54.97)          152.50
Business Park L.P.    February          152.50          (54.30)          206.80
                      March             206.80          (43.10)          249.90


RMT, Inc.             January    (6,944,263.93)   1,850,839.68    (8,795,103.61)
                      February   (8,795,103.61)  (1,601,362.76)   (7,193,740.85)
                      March      (7,193,740.85)      49,001.46    (7,242,742.31)

Schedin &             January       397,737.68      (40,036.98)      437,774.66
Associates, Inc.      February      437,774.66      (40,935.04)      478,709.70
                      March         478,709.70     (254,900.86)      733,610.56

Transfer              January    (1,066,240.20)      21,409.23    (1,087,649.43)
Services, Inc.        February   (1,087,649.43)      (7,489.28)   (1,080,160.15)
                      March      (1,080,160.15)      13,573.57    (1,093,733.72)

Village Lakeshares,   January     6,377,464.29     (395,430.74)    6,772,895.03
Inc.                  February    6,772,895.03      143,731.57     6,629,163.46
                      March       6,629,163.46      (40,355.79)    6,669,519.25

Whiting Petroleum     January    72,531,441.75   (7,244,826.53)   79,776,268.28
Corporation           February   79,776,268.28      (12,102.73)   79,788,371.01
                      March      79,788,371.01  (27,857,576.12)  107,645,947.13

Williams Bulk         January     2,252,416.00     (155,314.28)    2,407,730.28
Transfer              February    2,407,730.28     (630,795.26)    3,038,525.54
                      March       3,038,525.54     (179,189.37)    3,217,714.91

WPLH Commodities      January       (78,635.62)         474.00       (79,109.62)
Trading LLC           February      (79,109.62)         446.09       (79,555.71)
                      March         (79,555.71)         513.80       (80,069.51)



4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

      a. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

      b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.


      c. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

      d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

      e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

      f.    Capital Square Financial Corp. - Financing services.

      g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

      h. Entra Technologies Company - Environmental software development. Entra's money pool balance was combined with Heartland Environmental Holding Company as of 5/1/99.

      i. Heartland Energy Group - Natural gas commodity and management services company.

      j.    Heartland   Environmental   Holding   Company  -  Holding  company
            for environmental consulting and engineering subsidiaries. Heartland Environmental Holding Company's money pool balance was combined with RMT Inc. as of 5/21/99.

      k. Heartland Properties, Inc. - Real estate management and community development.

      l.    HES - Holding company with an ownership in ReGenCo LLC.

      m. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

      n.    IEA-HES, LLC - Natural gas marketing.

      o.    IEI Barge Services Inc. - Barge terminal and hauling services.

      p. Industrial Energy Applications, Inc. - Commodities-based energy services.

      q.    Iowa Land & Building Company - Real estate purchasing.

      r.    Prairie Ridge Business Park, LP - Real estate holding company.

      s. Quality Environmental Systems, Inc. - Environmental consulting and engineering. QES' money pool balance was combined with RMT, Inc. as of 5/1/99.

      t.    RMT, Inc. - Environmental consulting and engineering.

      u.    Schedin & Associates, Inc. - Energy consulting.

      v. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

      w.    Village Lakeshares Inc. - Real estate and community development.

      x.    Whiting Petroleum Corporation - Crude oil production.

      y. Williams Bulk Transfer - Bulk materials transloading & storage facility.

      z.    WPLH Commodities Trading LLC - Investments.